Filed by European Aeronautic Defence and Space Company EADS N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: European Aeronautic Defence and Space Company EADS N.V.

and BAE Systems plc

Commission File Nos.: 132-02764 and 132-02763

Date: September 19, 2012

Dear Colleagues,

Further to last week’s announcement on our discussions with BAE Systems to combine our businesses, I realise you have many questions to which you clearly deserve answers. Due to tight legal constraints, I am not in a position to give you all the details now but I will do my best to provide answers.

Firstly, I'd like to tell you that I’m pleased with our progress so far. Since the announcement, our discussions have continued to move forward with all stakeholders. I think we are in good shape to be able to provide further details to the market and our employees probably soon.

The discussions with BAE Systems are not the result of top management gone haywire! Combining BAE Systems and EADS is a bold proposal, yes, but it is absolutely in line with Vision 2020, our long pursued strategy. In fact, it would enable us to reach our goals in one go – seven years earlier than planned!

The guiding principle of Vision 2020 is sustainable growth – growth of our international footprint, of our defence, space & security and of our services business. BAE Systems, already today the most international defence company, brings key assets which complement our portfolio and our geographical spread in support of this vision.

The strategic purpose of this combination is not size. The purpose is to lay the foundation for our long-term competitiveness in the rapidly changing landscape of the aerospace & defence industry.

But why did we see the sharp drop of our share price after the leak announcement last week? I believe it is mainly due to the surprise and the fact that many of our investors focused rather on the Airbus growth story than on our long-term Vision 2020 strategy. No doubt, we have some serious work to do – and that goes particularly for our Investor Relations teams – to convince shareholders and investors that we are on track to build a stronger growth platform with more resilient financials and better shareholder returns. But I'm convinced we have a very good and very attractive story to tell!

How would a combination with BAE Systems affect our own businesses, sites and workforce? First of all, the two companies are largely complementary and have very little overlap. Our commercial businesses, particularly in Airbus, would not be directly affected. Except: A more international and financially stronger group is obviously good for Airbus and our other commercial businesses.

Astrium, Cassidian and the defence businesses in Airbus Military and Eurocopter face flat or shrinking budgets in our “home countries”. Therefore, further internationalisation - in particular, but not only for Cassidian - is a MUST. And this is exactly where a combination with the world’s most international defence company would benefit all of us.

No doubt, we will also go for real operational and industrial synergies across all combined businesses, in particular in military aircraft, defence electronics, missiles and security/cybersecurity. This would be the best way to secure a good future for these businesses. If there is any chance to develop and build future fighter aircraft in Europe, beyond the current Eurofighters and Rafales, this chance would be greatly enhanced through the suggested business combination!

Lastly, governance and national security interests are currently the focus of our work. If we succeed and if the EADS shareholder pact can be dissolved, our governance will be significantly simplified and “normalised”. We are currently in constructive and advanced discussions with all relevant governments and are trying to accommodate their concerns and national security interests as best as possible within the framework of our envisioned transaction. Good governance is a key prerequisite for both companies, it’s the "go" or "no go" for this project!

I strongly believe this deal represents what is called a “perfect fit”: it doesn't add complexity, it provides opportunity. Despite some initial critical reactions, word will soon go around, that this deal makes good business sense.

I know that with combining businesses between EADS and BAE Systems, we can seize a unique opportunity – an opportunity which will allow us to stay in the top league of our industry and to actively shape it in the decades to come.

This is why, dear colleagues, I am asking you for your continued support and will continue to provide you with more information as soon as I can. Keep fingers crossed!

Yours, Tom Enders

Notice to US Investors

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the "Securities Act") or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.  Any public offering of securities to be made in the United States will be made by means of a prospectus satisfying applicable requirements that may be obtained from EADS or BAE Systems, as applicable, and that will contain detailed information about EADS and BAE Systems and their respective management, as well as financial statements.  To the extent an exemption from registration under the Securities Act is not available for any offering of securities by either EADS or BAE Systems, such offering will be registered under the Securities Act. If and when the parties enter into a definitive agreement, transaction documents will be made available to EADS and BAE Systems shareholders by EADS and BAE Systems and, if required, will either be furnished to or filed with the SEC.  Holders of BAE Systems securities or of EADS securities who are US persons or who are located in the United States are urged to read such documents if and when they become available before they make any decision with respect to any combination transaction. If such documents are furnished or filed with the SEC, they will be available free of charge at the SEC's web site at www.sec.gov. Nothing in this document shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the Securities Act may ever occur in connection with the possible business combination transaction described herein.